Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2019 Financial Results

Quarterly Total Revenues reached RMB1,508.6 million (US$219.7 million)

Quarterly Deliveries of the ES8 and the ES61were 3,553 vehicles

SHANGHAI, China, September 24, 2019 (GLOBE NEWSWIRE) - NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Operating Highlights for the Second Quarter of 2019

•	Deliveries of the ES8 were 3,140 in the second quarter of 2019, compared with 3,989 vehicles delivered in the first quarter of 2019.
•	Deliveries of the ES6 reached 413 in the second quarter of 2019.

Key Operating Results

Deliveries	2019 Q2	2019 Q1
ES8	3,140	3,989
ES6	413	—
Total	3,553	3,989

Financial Highlights for the Second Quarter of 2019

•	Vehicle sales were RMB1,414.5 million (US$206.1 million) in the second quarter of 2019, representing a decrease of 7.9% from the first quarter of 2019.
•	Vehicle margin[2] was negative 24.1%, compared with negative 7.2% in the first quarter of 2019. Excluding accrued recall costs, vehicle margin in the second quarter was negative 4.0%.
•	Total revenues were RMB1,508.6 million (US$219.7 million) in the second quarter of 2019, representing a decrease of 7.5% from the first quarter of 2019.
•	Gross margin was negative 33.4%, compared with negative 13.4% in the first quarter of 2019. Excluding accrued recall costs, gross margin in the second quarter was negative 10.9%.
•	Loss from operations was RMB3,226.1 million (US$469.9 million) in the second quarter of 2019, representing an increase of 23.2% from the first quarter of 2019 and a 72.1% increase from the same period of 2018. Excluding accrued recall costs and expenses, loss from operations in the second quarter was RMB2,869.7 million (US$418.0 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,133.9 million (US$456.5 million) in the second quarter of 2019, representing an increase of 25.5% from the first quarter of 2019 and a 73.0% increase from the same period of 2018.

1 Deliveries of ES6, the Company’s 5-seater high-performance premium electric SUV, commenced on June 18, 2019 to external users.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

1

•	Net loss was RMB3,285.8 million (US$478.6 million) in the second quarter of 2019, representing an increase of 25.2% from the first quarter of 2019 and an 83.1% increase from the same period of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,193.6 million (US$465.2 million) in the second quarter of 2019, representing an increase of 27.5% from the first quarter of 2019 and an 84.5% increase from the same period of 2018.
•	Net loss attributable to NIO’s ordinary shareholders was RMB3,313.7 million (US$482.7 million) in the second quarter of 2019, representing an increase of 24.9% from the first quarter of 2019 and a decrease of 45.8% from the same period of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,189.9 million (US$464.7 million).
•	Basic and diluted net loss per American depositary share (ADS)[3] were both RMB3.23 (US$0.47) in the second quarter of 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.11 (US$0.45).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB3,455.6 million (US$503.4 million) as of June 30, 2019.

Key Financial Results
(in RMB million, except for per ordinary share data and percentage)	2019 Q2	2019 Q1	2018 Q2	% Change[4]
				QoQ	YoY
Vehicle Sales	1,414.5	1,535.2	44.4	-7.9%	3,086.0%
Vehicle Margin	-24.1%	-7.2%	-317.9%	-16.9%	293.8%
Total Revenues	1,508.6	1,631.2	46.0	-7.5%	3,180.1%
Gross Margin	-33.4%	-13.4%	-333.1%	-20.0%	299.7%
Loss from Operations	(3,226.1)	(2,617.7)	(1,875.0)	23.2%	72.1%
Adjusted Loss from Operations (non-GAAP)	(3,133.9)	(2,498.1)	(1,811.5)	25.5%	73.0%
Net Loss	(3,285.8)	(2,623.6)	(1,794.5)	25.2%	83.1%
Adjusted Net Loss (non-GAAP)	(3,193.6)	(2,504.0)	(1,731.1)	27.5%	84.5%
Net Loss Attributable to Ordinary Shareholders	(3,313.7)	(2,652.0)	(6,110.6)	24.9%	-45.8%
Net Loss per Ordinary Share-Basic and Diluted	(3.23)	(2.56)	(204.93)	25.9%	-98.4%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(3.11)	(2.42)	(57.82)	28.5%	-94.6%

Recent Developments

Deliveries in July and August 2019

•	Deliveries in July were 837 vehicles, consisting of 164 ES8s and 673 ES6s. Deliveries during the month were impacted by the Company’s voluntary battery recall for 4,803 ES8s, as the Company prioritized battery manufacturing capacity which significantly affected production and deliveries.

•	Deliveries in August were 1,943 vehicles, consisting of 146 ES8s and 1,797 ES6s, and representing 132.1% sequential improvement.

3 Each ADS represents one ordinary share.

4 Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

2

Convertible Note Subscription Agreements with Tencent and Bin Li

•	The Company has entered into convertible note subscription agreements with an affiliate of Tencent Holdings Limited (“Tencent”) and Mr. Bin Li, chairman and chief executive officer of the Company (together with Tencent, the “Investors”), pursuant to which NIO will issue and sell convertible notes (“Notes”) in an aggregate principal amount of US$200 million to the Investors through a private placement. Consummation of the placement of the Notes is subject to satisfaction of customary closing conditions and is expected to close before the end of September.

•	Tencent and Mr. Li will each subscribe for US$100 million principal amount of the convertible notes, each in two equally split tranches. The Notes issued in the first tranche will mature in 360 days, bear no interest, and require the Company to pay a premium at 2% of the principal amount at maturity. The Notes issued in the second tranche will mature in three years, bear no interest, and require the Company to pay a premium at 6% of the principal amount at maturity. The 360-day Notes will be convertible into Class A Ordinary Shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A Ordinary Shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022.

CEO Comments

“During the second quarter of 2019, we delivered a total of 3,553 ES8 and ES6 vehicles. This was followed by 837 units in July and 1,943 units in August, bringing our total aggregate deliveries to 21,670 as of August 31, 2019,” said William Bin Li, founder, chairman and chief executive officer of NIO. “Our ES6, the Company’s 5-seater high-performance premium electric SUV, began rolling off the production line in June, and we are ramping up the production and deliveries for the coming months. In an environment of softer macro-economic and auto market conditions, we continue to work hard to expand our market penetration. Starting in October, we will begin delivering the ES6 and ES8 with an 84-kWh battery pack, extending their NEDC driving range to 510 km and 430 km, respectively. Going forward, we will continue to enhance sales by strengthening our value proposition through technology advancement.”

“In response to the overall tempered market conditions, we are also working hard to maximize returns on our resources and have implemented comprehensive efficiency and cost control measures across the organization. These measures aim to further improve efficiency and streamline operations within our sales and service network and R&D activities. We target to reduce our global headcount to be around 7,800 by the end of the third quarter from over 9,900 in January 2019, and aim to further pursue a leaner operation through additional restructuring and spinning off some non-core businesses by year end,” Mr. Li concluded.

3

Financial Results for the Second Quarter of 2019

Revenues

•	Vehicle sales in the second quarter of 2019 were RMB1,414.5 million (US$206.1 million), representing a decrease of 7.9% from the first quarter of 2019. The decrease in vehicle sales over the first quarter of 2019 was mainly due to the decrease in sales volume in the second quarter of 2019 caused by the electric vehicle (EV) subsidy reduction announced in late March and the slowdown of macro-economic conditions in China which has been exacerbated by the US-China trade war.

•	Other sales in the second quarter of 2019 were RMB94.0 million (US$13.7 million), representing a decrease of 2.0% from the first quarter of 2019. The decrease in other sales over the first quarter of 2019 was mainly attributed to the sales decline in charging piles, in line with the decline in vehicle sales.

•	Total revenues in the second quarter of 2019 were RMB1,508.6 million (US$219.7 million), representing a decrease of 7.5% from the first quarter of 2019.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2019 was RMB2,012.8 million (US$293.2 million), representing an increase of 8.8% from the first quarter of 2019. The increase in cost of sales over the first quarter of 2019 was mainly caused by accrued recall costs in relation to the Company’s voluntary recall of 4,803 vehicles announced on June 27, 2019. Total recall costs accrued in the second quarter of 2019 were RMB339.1 (US$49.4 million), including RMB283.3 million (US$41.3 million) recorded in cost of vehicle sales and RMB55.8 million (US$8.1 million) recorded in cost of other sales, respectively. Excluding accrued recall costs, cost of sales in the second quarter was RMB1,673.7 million (US$243.8 million), representing a decrease of 9.6% from the first quarter of 2019.

•	Vehicle margin in the second quarter of 2019 was negative 24.1%, compared with negative 7.2% in the first quarter of 2019. The decrease of vehicle margin was mainly driven by the accrued recall costs in relation to the Company’s voluntary recall of 4,803 vehicles announced on June 27, 2019. Excluding accrued recall costs, vehicle margin in the second quarter was negative 4.0%.

•	Gross margin in the second quarter of 2019 was negative 33.4%, compared with negative 13.4% in the first quarter of 2019, which was mainly influenced by the decrease of vehicle margin. Excluding accrued recall costs, gross margin in the second quarter was negative 10.9%.

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Operating Expenses

•	Research and development expenses in the second quarter of 2019 were RMB1,300.5 million (US$189.4 million), representing an increase of 20.6% from the first quarter of 2019 and an increase of 70.0% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted research and development expenses (non-GAAP) were RMB1,281.7 million (US$186.7 million), representing an increase of 22.5% from the first quarter of 2019 and an increase of 68.3% from the second quarter of 2018. The increase in research and development expenses over the first quarter of 2019 was primarily attributed to increased rigorous testing activities of ES6 before its mass production in the second quarter of 2019.

•	Selling, general and administrative expenses in the second quarter of 2019 were RMB1,421.4 million (US$207.0 million), representing an increase of 7.7% from the first quarter of 2019 and an increase of 48.6% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted selling, general and administrative expenses (non-GAAP) were RMB1,351.3 million (US$196.8 million), representing an increase of 9.5% from the first quarter of 2019 and an increase of 50.7% from the second quarter of 2018. The increase in selling, general and administrative expenses over the first quarter of 2019 was primarily driven by the Company’s marketing expenditure on the Shanghai auto show and ES6 test drive campaign in the second quarter.

Loss from Operations

•	Loss from operations in the second quarter of 2019 was RMB3,226.1 million (US$469.9 million), representing an increase of 23.2% from the first quarter of 2019 and an increase of 72.1% from the second quarter of 2018. Excluding accrued recall costs and expenses, loss from operations in the second quarter was RMB2,869.7 million (US$418.0 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,133.9 million (US$456.5 million), representing an increase of 25.5% from the first quarter of 2019 and an increase of 73.0% from the second quarter of 2018.

5

Share-based Compensation Expenses

•	Share-based compensation expenses in the second quarter of 2019 were RMB92.2 million (US$13.4 million), representing a decrease of 22.9% from the first quarter of 2019 and an increase of 45.3% from the second quarter of 2018. The decrease in share-based compensation expenses over the first quarter of 2019 was primarily due to the part of the share-based compensation expenses that are recognized using the accelerated method, under which the expenses decrease gradually over the vesting period.

Net Loss and Earnings Per Share

•	Net loss was RMB3,285.8 million (US$478.6 million) in the second quarter of 2019, representing an increase of 25.2% from the first quarter of 2019 and an increase of 83.1% from the second quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,193.6 million (US$465.2 million) in the second quarter of 2019, representing an increase of 27.5% from the first quarter of 2019 and an increase of 84.5% from the second quarter of 2018.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2019 was RMB3,313.7 million (US$482.7 million), representing an increase of 24.9% from the first quarter of 2019 and a decrease of 45.8% from the second quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,189.9 million (US$464.7 million).

•	Basic and diluted net loss per ADS in the second quarter of 2019 were both RMB3.23 (US$0.47). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.11 (US$0.45).

6

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB3,455.6 million (US$503.4 million) as of June 30, 2019.

•	On January 1, 2019, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Business Outlook

For the third quarter of 2019, the Company expects:

•	Deliveries of vehicles to be between 4,200 and 4,400 units, representing an increase of approximately 18.2% to 23.8% from the second quarter of 2019.

•	Total revenues to be between RMB1,593 million (US$232.0 million) and RMB1,663million (US$242.2 million), representing an increase by approximately 5.6% to 10.3% from the second quarter of 2019.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will not hold its previously scheduled second quarter 2019 earnings conference call at 8:00 a.m. Eastern Time today, Tuesday, September 24, 2019 (8:00 p.m. Beijing Time on September 24, 2019).

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019.

7

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

8

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

9

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-3681

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: nio@tpg-ir.com

Source: NIO

10

NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	June 30, 2019	June 30, 2019
	(audited)	(unaudited)	(unaudited)
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	3,133,847	2,352,277	342,648
Restricted cash	57,012	83,300	12,134
Short-term investment	5,154,703	1,020,000	148,580
Trade receivable	756,508	1,253,019	182,523
Amounts due from related parties	88,066	53,324	7,768
Inventory	1,465,239	1,390,696	202,578
Prepayments and other current assets	1,514,257	1,842,886	268,447

Total current assets	12,169,632	7,995,502	1,164,678

Non-current assets:
Long-term restricted cash	33,528	20,608	3,002
Property, plant and equipment, net	4,853,157	5,612,717	817,583
Intangible assets, net	3,470	2,839	414
Land use rights, net	213,662	211,238	30,770
Long-term investments	148,303	178,074	25,939
Amounts due from related parties	7,970	7,970	1,161
Right-of-use assets - operating lease	—	2,299,433	334,950
Other non-current assets	1,412,830	1,874,537	273,057

Total non-current assets	6,672,920	10,207,416	1,486,876

Total assets	18,842,552	18,202,918	2,651,554

LIABILITIES
Current liabilities:
Short-term borrowings	1,870,000	1,477,600	215,237
Trade payable	2,869,953	2,059,674	300,025
Amounts due to related parties	219,583	350,879	51,111
Taxes payable	51,317	40,003	5,827
Current portion of operating lease liabilities	—	524,675	76,428
Current portion of long-term borrowings	198,852	291,707	42,492
Accruals and other liabilities	3,383,681	3,501,979	510,121

Total current liabilities	8,593,386	8,246,517	1,201,241

Non-current liabilities:
Long-term borrowings	1,168,012	6,514,508	948,945
Non-current operating lease liabilities	—	1,932,100	281,442
Other non-current liabilities	930,812	1,053,533	153,464

Total non-current liabilities	2,098,824	9,500,141	1,383,851

Total liabilities	10,692,210	17,746,658	2,585,092

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NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	June 30, 2019	June 30, 2019
	(audited)	(unaudited)	(unaudited)
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,329,197	1,391,972	202,764

Total mezzanine equity	1,329,197	1,391,972	202,764

SHAREHOLDERS’ EQUITY
Ordinary shares	1,809	1,818	265
Treasury shares	(9,186)	—	—
Additional paid in capital	41,918,936	40,208,643	5,857,049
Accumulated other comprehensive loss	(34,708)	(165,432)	(24,098)
Accumulated deficit	(35,039,810)	(41,005,495)	(5,973,124)

Total NIO Inc. shareholders’ equity	6,837,041	(960,466)	(139,908)

Non-controlling interests	(15,896)	24,754	3,606

Total shareholders’ equity	6,821,145	(935,712)	(136,302)

Total liabilities, mezzanine equity and shareholders’ equity	18,842,552	18,202,918	2,651,554

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NIO INC.

Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
Revenues:
Vehicle sales	44,399	1,535,190	1,414,533	206,050
Other sales	1,592	95,971	94,037	13,698
Total revenues	45,991	1,631,161	1,508,570	219,748
Cost of sales:
Vehicle sales	(185,531)	(1,645,189)	(1,755,017)	(255,647)
Other sales	(13,648)	(205,273)	(257,737)	(37,544)
Total cost of sales	(199,179)	(1,850,462)	(2,012,754)	(293,191)
Gross loss	(153,188)	(219,301)	(504,184)	(73,443)
Operating expenses:
Research and development	(765,205)	(1,078,448)	(1,300,531)	(189,444)
Selling, general and administrative	(956,568)	(1,319,937)	(1,421,392)	(207,049)
Total operating expenses	(1,721,773)	(2,398,385)	(2,721,923)	(396,493)
Loss from operations	(1,874,961)	(2,617,686)	(3,226,107)	(469,936)

Interest income	21,128	62,738	46,519	6,776
Interest expenses	(14,442)	(68,118)	(96,884)	(14,113)
Share of (losses)/income of equity investees	(6,525)	2,112	(28,214)	(4,110)
Other income/(loss), net	82,778	(1,324)	22,600	3,292
Loss before income tax expense	(1,792,022)	(2,622,278)	(3,282,086)	(478,091)
Income tax expense	(2,485)	(1,341)	(3,679)	(536)
Net loss	(1,794,507)	(2,623,619)	(3,285,765)	(478,627)

Accretion on convertible redeemable preferred shares to redemption value	(4,323,154)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(31,214)	(31,561)	(4,597)
Net loss attributable to non-controlling interests	7,036	2,804	3,670	535
Net loss attributable to ordinary shareholders of NIO Inc.	(6,110,625)	(2,652,029)	(3,313,656)	(482,689)
Net loss	(1,794,507)	(2,623,619)	(3,285,765)	(478,627)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	1,217	(60,585)	(70,139)	(10,217)
Total other comprehensive (loss)/income	1,217	(60,585)	(70,139)	(10,217)
Total comprehensive loss	(1,793,290)	(2,684,204)	(3,355,904)	(488,844)

Accretion on convertible redeemable preferred shares to redemption value	(4,323,154)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(31,214)	(31,561)	(4,597)
Net loss attributable to non-controlling interests	7,036	2,804	3,670	535
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(6,109,408)	(2,712,614)	(3,383,795)	(492,906)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	29,818,067	1,034,648,189	1,026,505,444	1,026,505,444
Net loss per share attributable to ordinary shareholders
Basic and diluted	(204.93)	(2.56)	(3.23)	(0.47)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	—	1,034,648,189	1,026,505,444	1,026,505,444
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	—	(2.56)	(3.23)	(0.47)

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NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended June 30, 2019
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(2,012,754)	-133.4%	3,362	0.2%	(2,009,392)	-133.2%
Research and development expenses	(1,300,531)	-86.2%	18,784	1.2%	(1,281,747)	-85.0%
Selling, general and administrative expenses	(1,421,392)	-94.2%	70,064	4.6%	(1,351,328)	-89.6%

Total	(4,734,677)	-313.8%	92,210	6.0%	(4,642,467)	-307.8%

Loss from operations	(3,226,107)	-213.8%	92,210	6.0%	(3,133,897)	-207.8%

Net loss	(3,285,765)	-217.8%	92,210	6.0%	(3,193,555)	-211.8%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-2.1%	31,561	2.1%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(3,313,656)	-219.7%	123,771	8.2%	(3,189,885)	-211.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.23)		0.12		(3.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.23)		0.12		(3.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.47)		0.02		(0.45)

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	Three Months Ended March 31, 2019
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,850,462)	-113.4%	1,475	0.0%	(1,848,987)	-113.4%
Research and development expenses	(1,078,448)	-66.1%	32,281	2.0%	(1,046,167)	-64.1%
Selling, general and administrative expenses	(1,319,937)	-80.9%	85,863	5.3%	(1,234,074)	-75.6%

Total	(4,248,847)	-260.4%	119,619	7.3%	(4,129,228)	-253.1%

Loss from operations	(2,617,686)	-160.5%	119,619	7.3%	(2,498,067)	-153.2%

Net loss	(2,623,619)	-160.8%	119,619	7.3%	(2,504,000)	-153.5%

Accretion on redeemable non-controlling interests to redemption value	(31,214)	-1.9%	31,214	1.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,652,029)	-162.7%	150,833	9.2%	(2,501,196)	-153.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)

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	Three Months Ended June 30, 2018
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(199,179)	-433.1%	—	0.0%	(199,179)	-433.1%
Research and development expenses	(765,205)	-1663.8%	3,498	7.6%	(761,707)	-1656.2%
Selling, general and administrative expenses	(956,568)	-2079.9%	59,946	130.3%	(896,622)	-1949.6%

Total	(1,920,952)	-4176.8%	63,444	137.9%	(1,857,508)	-4038.9%

Loss from operations	(1,874,961)	-4076.8%	63,444	137.9%	(1,811,517)	-3938.9%

Net loss	(1,794,507)	-3901.9%	63,444	137.9%	(1,731,063)	-3764.0%

Accretion on redeemable non-controlling interests to redemption value	(4,323,154)	-9400.0%	4,323,154	9400.0%	—	0.0%
Net loss attributable to ordinary shareholders of NIO Inc.	(6,110,625)	-13286.6%	4,386,598	9,537.9%	(1,724,027)	-3748.7%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(204.93)		147.11		(57.82)

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